Enclosed is a summary of what the New England Zenith Funds gave to the board to disclosing their 10f-3 Transactions.

Rule 10f-3 under the 1940 Act requires the board of Trustees to review any purchases of securities by a Fund from any underwriting syndicate of which an affiliate of the Fund is a member. Morgan Stanley
Magnum International Equity Series engaged in two Rule 10f-3 transactions. No other Series has reportable Rule 10f-3 transactions during the third and fourth quarter.

The first IPO in which the New England Zenith Morgan Stanley Magnum International Equity Series was NTT Mobile
Communications, Inc. The offering date was October 22, 1998. 65,400 securities were offered. The affiliated Broker was Morgan Stanley Japan Limited. The price per unit was 3,900,000 yen.
The Series purchased 4 units with a value of 15,600,000 yen from Salomon Brothers.

NTT Mobile Communications, Inc was purchased with the understanding that was firm commitment underwriting. The transaction was executed way from Morgan Stanley. Morgan Stanley will not receive compensation. The commission or spread received by the underwriters was reasonable and fair. The total principal amount was not more than 10% of the total offering.

The second IPO in which the New England Zenith Morgan Stanley
Magnum International Equity Series was Swisscom. The offering date was May 10, 1998. 17,253,872 securities were offered. The affiliated Broker was Morgan Stanley International Limited. The price per unit was 340 Swiss franc, 252.77 US Dollars. The Series purchased 1550 units with a value of 391,794 US Dollars from J.P. Morgan Securities London.

Swisscom was purchased with the understanding that was firm commitment underwriting. The transaction was executed way from Morgan Stanley. Morgan Stanley will not receive compensation. The commission or spread received by the underwriters was reasonable and fair. The total principal amount was not more than 10% of the total offering.